CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



08062107

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

The Republic of Argentina	0000914021
Exact name of registrant as specified in charter	Registrant CIK number

Form 18-K (annual report for fiscal year ended December 31, 2007)

Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on the 10th of October 2008.

By: /s/ Fabian Gustavo Dall'O
Cabinet Advisor to the Minister of Economy

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

THE REPUBLIC OF ARGENTINA

(Name of Registrant)

Date of end of last fiscal year: December 31, 2007

EXHIBIT INDEX

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

EL SENADO Y CAMARA DE DIPUTADOS

DE LA NACION ARGENTINA, REUNIDOS EN CONGRESO,

SANCIONAN CON FUERZA DE

LEY:

TITULO I

DISPOSICIONES GENERALES

CAPITULO I

DEL PRESUPUESTO DE GASTOS Y RECURSOS DE LA

ADMINISTRACION NACIONAL

ARTICULO 1º.- Fíjanse en la suma de CIENTO SESENTA Y UN MIL CUATROCIENTOS OCHENTA Y SEIS MILLONES CUATROCIENTOS SESENTA Y DOS MIL CIENTO SETENTA Y CUATRO PESOS ($ 161.486.462.174) los gastos corrientes y de capital del Presupuesto de la Administración Nacional para el ejercicio de 2008, con destino a las finalidades que se indican a continuación, y analíticamente en las planillas Nos. 1, 2, 3, 4, 5, 6 y 7 anexas al presente artículo.

FINALIDAD	GASTOS CORRIENTES	GASTOS DE CAPITAL	TOTAL
Administración Gubernamental	6.834.555.452	925.647.824	7.760.203.276
Servicios de Defensa y Seguridad	9.370.474.186	580.320.087	9.950.794.273
Servicios Sociales	91.860.275.593	6.861.256.323	98.721.531.916
Servicios Económicos	15.158.116.622	10.686.717.087	25.844.833.709
Deuda Pública	19.209.099.000	-	19.209.099.000
TOTAL	142.432.520.853	19.053.941.321	161.486.462.174

ARTICULO 2º.- Estímase en la suma de CIENTO SESENTA Y NUEVE MIL CUATROCIENTOS SESENTA Y DOS MILLONES OCHOCIENTOS MIL NOVECIENTOS OCHENTA Y UN PESOS ($ 169.462.800.981) el Cálculo de Recursos Corrientes y de

Capital de la Administración Nacional de acuerdo con el resumen que se indica a continuación y el detalle que figura en la planilla Nº 8 anexa al presente artículo.

Recursos Corrientes	168.322.126.222
Recursos de Capital	1.140.674.759
TOTAL:	169.462.800.981

ARTICULO 3º.- Fíjanse en la suma de TREINTA Y DOS MIL DOSCIENTOS CUARENTA Y OCHO MILLONES SEISCIENTOS NUEVE MIL OCHOCIENTOS TREINTA Y NUEVE PESOS ($ 32.248.609.839) los importes correspondientes a los Gastos Figurativos para transacciones corrientes y de capital de la Administración Nacional, quedando en consecuencia establecido el financiamiento por Contribuciones Figurativas de la Administración Nacional en la misma suma, según el detalle que figura en las planillas Nos. 9 y 10 anexas al presente artículo.

ARTICULO 4º.- Como consecuencia de lo establecido en los artículos 1º, 2º y 3º, el Resultado Financiero superavitario queda estimado en la suma de SIETE MIL NOVECIENTOS SETENTA Y SEIS MILLONES TRESCIENTOS TREINTA Y OCHO MIL OCHOCIENTOS SIETE PESOS ($ 7.976.338.807). Asimismo se indican a continuación las Fuentes de Financiamiento y las Aplicaciones Financieras que se detallan en las planillas Nos. 11, 12 y 13 anexas al presente artículo:

Fuentes de Financiamiento	90.027.872.557
- Disminución de la Inversión Financiera	18.976.667.495
- Endeudamiento Público e Incremento de otros pasivos	71.051.205.062
Aplicaciones Financieras	98.004.211.364
- Inversión Financiera	31.164.665.455
- Amortización de Deuda y Disminución de otros pasivos	66.839.545.909

Fíjase en la suma de DOS MIL TRESCIENTOS CINCUENTA Y CINCO MILLONES NOVECIENTOS OCHENTA Y CINCO MIL PESOS ($ 2.355.985.000) el importe correspondiente a Gastos Figurativos para Aplicaciones Financieras de la Administración Nacional, quedando en consecuencia establecido el Financiamiento por Contribuciones Figurativas para Aplicaciones Financieras de la Administración Nacional en la misma suma.

ARTICULO 5º.- El JEFE DE GABINETE DE MINISTROS, a través de decisión administrativa, distribuirá los créditos de la presente ley a nivel de las partidas limitativas que se establezcan en la citada decisión y en las aperturas programáticas o categorías equivalentes que estime pertinentes.

Asimismo en dicho acto el JEFE DE GABINETE DE MINISTROS podrá determinar las facultades para disponer reestructuraciones presupuestarias en el marco de las competencias asignadas por la Ley de Ministerios.

ARTICULO 6º.- No se podrán aprobar incrementos en los cargos y horas de cátedra que excedan los totales determinados en las planillas anexas al presente artículo para cada Jurisdicción, Organismo Descentralizado e Institución de la Seguridad Social. Exceptúase de dicha limitación a las transferencias de cargos entre Jurisdicciones y/u Organismos Descentralizados y a los cargos correspondientes a las Autoridades Superiores del PODER EJECUTIVO NACIONAL. Quedan también exceptuados los cargos correspondientes a las funciones ejecutivas previstas en el Decreto Nº 993 del 27 de mayo de 1991 (t.o. 1995), las ampliaciones y reestructuraciones de cargos originadas en el cumplimiento de sentencias judiciales firmes y en reclamos administrativos dictaminados favorablemente, los correspondientes al HOSPITAL NACIONAL PROFESOR ALEJANDRO POSADAS y a la SECRETARIA DE SEGURIDAD INTERIOR del MINISTERIO DEL INTERIOR, en virtud de las disposiciones emanadas de la Ley Nº 26.102 de SEGURIDAD AEROPORTUARIA, los regímenes que determinen incorporaciones de agentes que completen cursos de capacitación específicos correspondientes a las Fuerzas Armadas, de Seguridad, del Servicio Exterior de la Nación, del Cuerpo de Guardaparques Nacionales, de la Carrera del Investigador Científico-Tecnológico y de la COMISION NACIONAL DE ENERGIA ATOMICA.

Las excepciones previstas en el presente artículo serán aprobadas por decisión del JEFE DE GABINETE DE MINISTROS.

ARTICULO 7º.- Salvo decisión fundada del JEFE DE GABINETE DE MINISTROS, las Jurisdicciones y Entidades de la Administración Nacional no podrán cubrir los cargos vacantes financiados existentes a la fecha de sanción de la presente ley, ni los que se produzcan con posterioridad. Las Decisiones Administrativas que se dicten en tal sentido tendrán vigencia durante el presente ejercicio fiscal y el siguiente para los casos en que las vacantes descongeladas no hayan podido ser cubiertas.

Quedan exceptuados de lo previsto precedentemente los cargos correspondientes a las Autoridades Superiores de la Administración Pública Nacional, el Personal Científico y Técnico de los organismos indicados en el inciso a) del artículo 14 de la Ley Nº 25.467, los correspondientes a los funcionarios del Cuerpo Permanente Activo del Servicio Exterior de la Nación, los cargos correspondientes al HOSPITAL NACIONAL PROFESOR ALEJANDRO POSADAS, a la SECRETARIA DE SEGURIDAD INTERIOR en atención a las disposiciones de la Ley Nº 26.102 de Seguridad Aeroportuaria, en el marco de los procesos de reestructuración que se están llevando a cabo en dichos Organismos, así como los del personal de las Fuerzas Armadas y de Seguridad, incluido el Servicio Penitenciario Federal, por reemplazos de agentes pasados a situación de retiro y jubilación o dados de baja durante el presente ejercicio.

CAPITULO II

DE LA DELEGACION DE FACULTADES

ARTICULO 8º.- Autorízase al JEFE DE GABINETE DE MINISTROS a introducir ampliaciones en los créditos presupuestarios aprobados por la presente ley y a establecer su distribución en la medida en que las mismas sean financiadas con incremento de fuentes de financiamiento originadas en préstamos de organismos financieros internacionales de los que la Nación forme parte y los originados en acuerdos bilaterales país-país y los provenientes de la autorización conferida por el artículo 48 de la presente ley, con la condición de que su monto se compense con la disminución de otros créditos presupuestarios financiados con Fuente de Financiamiento 22 – Crédito Externo.

ARTICULO 9º.- El JEFE DE GABINETE DE MINISTROS podrá disponer ampliaciones en los créditos presupuestarios de la Administración Central, de los Organismos Descentralizados e Instituciones de la Seguridad Social, y su correspondiente distribución, financiados con incremento de los recursos con afectación específica, recursos propios, transferencias de Entes del Sector Público Nacional, donaciones y los remanentes de ejercicios anteriores provenientes de estas últimas. Las medidas que se dicten en uso de esta facultad deberán destinar el TREINTA Y CINCO POR CIENTO (35 %) al TESORO NACIONAL. Exceptúase de dicha contribución a los recursos con afectación específica destinados a las provincias, y a los originados en transferencias de Entes del Sector Público Nacional, donaciones, venta de bienes y/o servicios y contribuciones, de acuerdo con la definición que para éstas contiene el Clasificador de los Recursos por rubros del Manual de Clasificaciones Presupuestarias.

ARTICULO 10.- Las facultades otorgadas por la presente ley al JEFE DE GABINETE DE MINISTROS podrán ser asumidas por el PODER EJECUTIVO NACIONAL, en su carácter de responsable político de la administración general del país y en función de lo dispuesto por el inciso 10 del artículo 99 de la CONSTITUCION NACIONAL.

CAPITULO III

DE LAS NORMAS SOBRE GASTOS

ARTICULO 11.- Autorízase, de conformidad con lo dispuesto en el artículo 15 de la Ley Nº 24.156, la contratación de obras o adquisición de bienes y servicios cuyo plazo de ejecución exceda el ejercicio financiero del año 2008 de acuerdo con el detalle obrante en las planillas anexas al presente artículo.

ARTICULO 12.- Fíjase como crédito para financiar los gastos de funcionamiento, inversión y programas especiales de las Universidades Nacionales la suma de CINCO MIL SEISCIENTOS CINCUENTA Y DOS MILLONES TRESCIENTOS CINCUENTA Y SEIS MIL DOSCIENTOS SESENTA Y DOS PESOS ($ 5.652.356.262), de acuerdo con el detalle de la planilla anexa al presente artículo.

Las Universidades Nacionales deberán presentar ante la SECRETARIA DE POLITICAS UNIVERSITARIAS del MINISTERIO DE EDUCACION, CIENCIA Y TECNOLOGIA, la información necesaria para asignar, ejecutar y evaluar los recursos que se le transfieran por todo concepto. El citado Ministerio podrá interrumpir las transferencias de fondos en caso de incumplimiento en el envío de dicha información en tiempo y forma.

ARTICULO 13.- Apruébanse para el presente ejercicio, de acuerdo con el detalle obrante en la planilla anexa al presente artículo, los flujos financieros y el uso de los fondos fiduciarios integrados total o mayoritariamente por bienes y/o fondos del ESTADO NACIONAL, en cumplimiento a lo establecido por el artículo 2° inciso a) de la Ley Nº 25.152. El JEFE DE GABINETE DE MINISTROS deberá presentar informes trimestrales a ambas Cámaras del

HONORABLE CONGRESO DE LA NACION sobre el flujo y uso de los fondos fiduciarios, detallando en su caso las transferencias realizadas y las obras ejecutadas y/o programadas.

ARTICULO 14.- Los créditos vigentes del Inciso 1 – Gastos en Personal de las Jurisdicciones y Entidades de la Administración Nacional deberán atender en su totalidad los crecimientos de cualquier naturaleza que se produzcan por aplicación de las normas escalafonarias vigentes.

ARTICULO 15.- Aquéllas jurisdicciones partícipes del Régimen Federal de Responsabilidad Fiscal creado por la Ley N° 25.917 que tuvieran pendientes adecuaciones necesarias para la inclusión de la totalidad de los organismos o fondos existentes que no consoliden en el Presupuesto General, de acuerdo con lo dispuesto en el artículo 3° de la citada ley, deberán presentar ante el CONSEJO FEDERAL DE RESPONSABILIDAD FISCAL, durante el ejercicio 2008, un cronograma de actividades que contemple la finalización de dicho proceso de inclusión.

ARTICULO 16.- Autorízase al JEFE DE GABINETE DE MINISTROS a incorporar a la Jurisdicción 56 – Ministerio de Planificación Federal, Inversión Pública y Servicios, los saldos de recursos remanentes recaudados de los años 2004, 2005 y 2006 inclusive, por la suma de VEINTISEIS MILLONES TRESCIENTOS SESENTA Y CINCO MIL TRESCIENTOS DIECIOCHO PESOS ($ 26.365.318) correspondientes a las Leyes Nos. 15.336, 24.065 y 23.966.

Dicho monto se destinará al Programa 76 – Formulación y Ejecución de la Política Energética – Fuente de Financiamiento 13 – Recursos con Afectación Específica.

ARTICULO 17.- El ESTADO NACIONAL toma a cargo las deudas generadas en el MERCADO ELECTRICO MAYORISTA (MEM) por aplicación de la Resolución de la Secretaría de Energía N° 406 de fecha 8 de setiembre de 2003, correspondientes a las acreencias de NUCLEOELECTRICA ARGENTINA SOCIEDAD ANONIMA (NASA), de la

ENTIDAD BINACIONAL YACYRETA y a los excedentes generados por el COMPLEJO HIDROELECTRICO DE SALTO GRANDE, estos últimos en el marco de las Leyes Nos. 24.954 y 25.671, por las transacciones económicas realizadas hasta el 31 de diciembre de 2007 y las que se generen en el ejercicio 2008.

Las deudas mencionadas en el párrafo anterior, serán incluidas en el artículo 2°, inciso f) de la Ley N° 25.152.

ARTICULO 18.- Inclúyese como párrafo sexto del artículo 117 de la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), el siguiente:

"Facúltase a la SECRETARIA DE ENERGIA dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, para promover ante el ENTE NACIONAL REGULADOR DEL GAS (ENARGAS) organismo autárquico en el ámbito de la SECRETARIA DE ENERGIA dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, la autorización de obras de suministro de gas natural a usuarios actualmente abastecidos con gas licuado, beneficiarios del presente régimen de compensaciones tarifarias por consumo de gas. Para proceder de la manera señalada, será requisito que el incremento del subsidio que se derive de la ampliación del aumento en la tarifa correspondiente, se compense adecuadamente con la disminución del subsidio requerido en razón de la sustitución del gas licuado por el gas natural. La SECRETARIA DE ENERGIA dependiente del MINISTERIO DE PLANIFICACIÓN FEDERAL, INVERSION PUBLICA Y SERVICIOS, acordará con el ENTE NACIONAL REGULADOR DEL GAS (ENARGAS) organismo autárquico en el ámbito de la SECRETARÍA DE ENERGIA dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS, el incremento de tarifas aplicable para hacer al mismo compatible con la programación financiera del Fondo Fiduciario. Dicho régimen resultará aplicable a aquellas obras que se encuentren ejecutadas, en curso de ejecución o proyectadas y que cumplan con los lineamientos precedentemente señalados."

ARTICULO 19.- Autorízase al PODER EJECUTIVO NACIONAL a otorgar aportes no reintegrables y préstamos del TESORO NACIONAL al FONDO UNIFICADO creado por el artículo 37 de la Ley N° 24.065, con destino al pago de las obligaciones exigibles de dicho Fondo para el cumplimiento de sus funciones específicas y al sostenimiento sin distorsiones del sistema de estabilización de precios en el MERCADO ELECTRICO MAYORISTA (MEM) mediante el auxilio financiero al FONDO DE ESTABILIZACIÓN creado por Resolución N° 61 del 29 de abril de 1992 de la ex – SECRETARIA DE ENERGIA ELECTRICA, dependiente del ex – MINISTERIO DE ECONOMIA Y OBRAS Y SERVICIOS PUBLICOS, sus modificatorias y complementarias, en el marco del artículo 36 de la Ley N° 24.065 y administrado por la COMPAÑIA ADMINISTRADORA DEL MERCADO MAYORISTA ELECTRICO S.A. (CAMMESA), en su calidad de Organismo Encargado del Despacho (OED) conforme el Decreto N° 1.192 del 10 de julio de 1992, debiéndose entender dentro de dichos conceptos todas las acciones adoptadas y aquellas que resulten necesarias para dar cumplimiento a lo previsto en el Artículo 4° del Decreto N° 465 del 6 de mayo de 2005, su normativa complementaria y modificatoria, así como las que pudieran tener origen en la Resolución N° 826 de la SECRETARIA DE ENERGIA de fecha 6 de agosto de 2004, su normativa modificatoria y complementaria.

Las sumas efectivamente desembolsadas por el TESORO NACIONAL, en carácter de préstamo con destino al FONDO UNIFICADO, incluídas las otorgadas por el artículo 30 de la Ley N° 26.198, dada la situación en que se encuentra el sistema eléctrico serán devueltas una vez que se encuentre readaptado el funcionamiento del MERCADO ELECTRICO MAYORISTA (MEM) con más la tasa de interés equivalente a aquella que determine el BANCO CENTRAL DE LA REPUBLICA ARGENTINA para sus obligaciones de letras, para el período de vigencia de los préstamos. A tal efecto la SECRETARIA DE ENERGIA dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS una vez que se encuentre cumplida la condición precedente determinará el correspondiente cronograma de devolución y procederá a su comunicación a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION.

ARTICULO 20.- Establécese que los créditos aprobados por el artículo 1° de la presente ley, incluyen las sumas necesarias para iniciar en el ejercicio 2008 las obras denominadas "Gasoducto del Noreste Argentino (ENARSA)", "Planta Potabilizadora de Agua Paraná de las Palmas (AYSA)"; "Planta de Pretratamiento de Líquidos Cloacales (AYSA)", y "Construcción del Sistema Cloacal Riachuelo (AYSA)".

ARTICULO 21.- Las obras denominadas "Construcción Corredor Ferroviario Buenos Aires – Rosario – Córdoba (TAVE)", "Soterramiento de Corredor Ferroviario Caballito – Liniers Etapa 1" y "Acciones para el Fortalecimiento del Transporte Ferroviario – Convenio con el Gobierno de la República Popular China", incluidas en la planilla anexa al artículo 11 de la presente ley y la obra "Adquisición y/o Instalación de CINCO (5) Centrales de Generación Eléctrica" serán financiadas con las operaciones de crédito público a que se refiere el artículo 48 de la presente ley, autorizando para ello al JEFE DE GABINETE DE MINISTROS a incorporar los montos necesarios. Las mencionadas operaciones deberán encuadrarse dentro del último párrafo de lo dispuesto en el artículo 60 de la Ley N° 24.156 sujeto a un máximo de endeudamiento de CUATRO MIL MILLONES DE PESOS ($ 4.000.000.000) para el presente ejercicio. Las características de las operaciones de crédito público descriptas en el artículo 60 de la Ley N° 24.156 deberán ser especificadas en el acto administrativo que apruebe la adjudicación.

ARTICULO 22.- Autorízase a iniciar el proceso de contratación de las obras denominadas "Hidroeléctrica Cóndor Cliff" e "Hidroeléctrica Barrancosa". Asimismo autorízase al JEFE DE GABINETE DE MINISTROS a efectuar las medidas necesarias que en materia de presupuesto correspondan, a efectos de comprometer la ejecución de los mencionados proyectos así como su inclusión en los ejercicios siguientes hasta su finalización.

CAPITULO IV

DE LAS NORMAS SOBRE RECURSOS

ARTICULO 23.- Dispónese el ingreso como contribución al TESORO NACIONAL de la suma de OCHOCIENTOS VEINTICINCO MILLONES DOSCIENTOS CUARENTA MIL CUATROCIENTOS CINCUENTA Y DOS PESOS ($ 825.240.452), de acuerdo con la distribución indicada en la planilla anexa al presente artículo.

El JEFE DE GABINETE DE MINISTROS establecerá el cronograma de pagos y adecuará la planilla en función de lo dispuesto en el párrafo precedente.

ARTICULO 24.- Fíjase en la suma de OCHO MILLONES CINCUENTA MIL PESOS ($8.050.000) el monto de la tasa regulatoria según lo establecido por el primer párrafo del artículo 26 de la Ley N° 24.804 - Ley Nacional de la Actividad Nuclear.

ARTICULO 25.- Limítase para el Ejercicio Fiscal 2008 al UNO COMA NOVENTA POR CIENTO (1,90%) la alícuota establecida por el Inciso a) del artículo 1° del Decreto N° 1.399 del 4 de noviembre de 2001.

Los fondos que destine la ADMINISTRACION FEDERAL DE INGRESOS PUBLICOS (AFIP) a los programas orientados al desarrollo y/o ejecución de proyectos de administración tributaria en los que participen organismos nacionales, provinciales, municipales o de la CIUDAD AUTONOMA DE BUENOS AIRES, de acuerdo con su normativa interna, se financiarán en todos los casos con los recursos a que se refiere el párrafo anterior.

ARTICULO 26.- Suspéndese para el Ejercicio de 2008 la integración correspondiente del FONDO ANTICICLICO FISCAL creado por el artículo 9° de la Ley N° 25.152, con excepción de la afectación de los recursos provenientes de las concesiones en los términos que establece el referido artículo. En caso de que la necesidad de financiamiento global de la Administración Nacional sea atendida sin tener que recurrir en su totalidad al superávit financiero, el PODER EJECUTIVO NACIONAL destinará al FONDO ANTICICLICO FISCAL el excedente financiero no aplicado.

ARTICULO 27.- Fíjase en CERO COMA SESENTA Y CINCO POR CIENTO (0,65 %) el porcentaje a que se refiere el inciso a) del artículo 2° de la Ley N° 25.641

Establécese que dicho porcentaje será asignado de la siguiente forma: CERO COMA CUARENTA Y CINCO POR CIENTO (0,45%) al INSTITUTO NACIONAL DE TECNOLOGIA AGROPECUARIA (INTA), el CERO COMA QUINCE POR CIENTO (0,15%) al SERVICIO NACIONAL DE SANIDAD Y CALIDAD AGROALIMENTARIA (SENASA) y el CERO COMA CERO CINCO POR CIENTO (0,05%) al INSTITUTO NACIONAL DE TECNOLOGIA INDUSTRIAL (INTI). Estos fondos serán detraídos de los gravámenes, derechos y tasas percibidos por la ADMINISTRACION NACIONAL DE ADUANAS, debiendo ser depositados por ésta directamente a la orden de los Organismos mencionados precedentemente en el BANCO DE LA NACION ARGENTINA.

ARTICULO 28.- Establécese que el producido de la tasa de estadística creada por la Ley N° 23.664 y sus normas complementarias, se asignará en un TREINTA Y UNO COMA TREINTA POR CIENTO (31,30 %) al INSTITUTO NACIONAL DE TECNOLOGIA AGROPECUARIA (INTA), un TREINTA Y OCHO COMA CUARENTA Y SIETE POR CIENTO (38,47 %) al MINISTERIO DE RELACIONES EXTERIORES, COMERCIO INTERNACIONAL Y CULTO y el TREINTA COMA VEINTITRES POR CIENTO (30,23 %) restante al TESORO NACIONAL.

Convalídase la distribución efectuada hasta el ejercicio 2007 inclusive. Déjase sin efecto el artículo 2° del Decreto N° 2.049 de fecha 5 de noviembre de 1992 y el artículo 70 del Decreto N° 2.284 de fecha 31 de octubre de 1991 con más sus modificatorias.

ARTICULO 29.- Facúltase a la SECRETARIA DE HACIENDA a realizar inversiones temporarias en cuentas o depósitos remunerados del país o del exterior, y/o en la adquisición de títulos públicos o valores locales o internacionales de reconocida solvencia, y/o en cualquier otro tipo de operación habitual en los mercados financieros, utilizando los anticipos del FONDO UNIFICADO DE CUENTAS OFICIALES previstos en los Decretos Nos. 8.586 del 31 de marzo de 1947 y 6.190 del 2 de agosto de 1965.

Dichas operaciones sólo podrán realizarse en la medida que su vencimiento opere dentro del ejercicio fiscal en que se concertaron. El producido generado por las mismas, ingresarán como recurso del TESORO NACIONAL.

El Organo Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Publico Nacional dictará las normas aclaratorias y reglamentarias del presente artículo.

ARTICULO 30.- Sustitúyese el articulo 33 de la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) por el siguiente texto: "Facúltase a la SECRETARIA DE HACIENDA del MINISTERIO DE ECONOMIA Y PRODUCCION a colocar las disponibilidades del TESORO NACIONAL, derivadas o no de la aplicación del artículo 80 de la Ley Nº 24.156 y las correspondientes a las Instituciones de la Seguridad Social que se pongan a disposición de la TESORERIA GENERAL DE LA NACION, con excepción de los recursos previstos por las Leyes Nos. 23.660, 23.661 y 19.032 y sus modificatorias, en cuentas o depósitos remunerados del pais o del exterior, y/o en la adquisición de títulos públicos o valores locales o internacionales de reconocida solvencia y/o en cualquier otro tipo de operación habitual en los mercados financieros. Dichas operaciones sólo podrán realizarse en la medida que su vencimiento opere dentro del ejercicio fiscal en que se concertaron.

El producido generado por la colocación de las disponibilidades del TESORO NACIONAL, ingresará como recurso al mismo."

El Organo Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional dictará las normas aclaratorias y complementarias del presente artículo.

ARTICULO 31.- Exceptúase al FONDO PERMANENTE DE CAPACITACION Y RECALIFICACION LABORAL, el cual funciona en el ámbito del INSTITUTO NACIONAL DE LA ADMINISTRACION PUBLICA dependiente de la SUBSECRETARIA DE LA GESTION PUBLICA de la JEFATURA DE GABINETE DE MINISTROS, de ingresar al TESORO NACIONAL los remanentes provenientes de recursos de ejercicios anteriores que dicho Fondo registre al 31 de diciembre de 2007. Facúltase al JEFE DE GABINETE DE MINISTROS a ampliar el presupuesto de dicho Fondo mediante la incorporación de los remanentes correspondientes.

ARTICULO 32.- Facúltase al JEFE DE GABINETE DE MINISTROS a asignar una partida de hasta CIENTO CINCUENTA MILLONES DE PESOS ($ 150.000.000) a efectos de constituir el Fondo Fiduciario establecido por la Ley Nº 26.020, artículo 44 e Inciso b) del artículo 46.

Asimismo el JEFE DE GABINETE DE MINISTROS aprobará para el presente ejercicio financiero el Flujo Financiero y el uso del Fondo Fiduciario mencionado precedentemente.

ARTICULO 33.- Exímese del Impuesto sobre los Combustibles Líquidos y el Gas Natural, previsto en el Título III de la Ley N° 23.966 (t.o. 1998) y sus modificatorias; del Impuesto sobre el Gas Oil establecido por la Ley N° 26.028 y de todo otro tributo específico que en el futuro se imponga a dicho combustible, a las importaciones de Gas Oil y Diesel Oil y su venta en el mercado interno, realizadas durante el año 2008, destinadas a compensar los picos de demanda del mismo, incluyendo las necesidades para el mercado de generación eléctrica.

La exención dispuesta en el párrafo anterior será procedente mientras la paridad promedio mensual de importación del Gas Oil o Diesel Oil sin impuestos, a excepción del Impuesto al Valor Agregado, no resulte inferior al precio a salida de refinería de esos bienes.

Autorízase a importar bajo el presente régimen para el año 2008, el volumen de UN MILLON OCHOCIENTOS MIL METROS CUBICOS (1.800.000 m3), los que pueden ser ampliados en hasta un VEINTE POR CIENTO (20%), conforme la evaluación de su necesidad realizada en forma conjunta por la SECRETARIA DE HACIENDA, dependiente del MINISTERIO DE ECONOMIA Y PRODUCCION y la SECRETARIA DE ENERGIA, dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS.

El PODER EJECUTIVO NACIONAL, a través de los organismos que estime corresponder, distribuirá el cupo de acuerdo a la reglamentación que dicte al respecto, debiendo remitir al HONORABLE CONGRESO DE LA NACION, en forma trimestral, el informe pertinente que deberá contener indicación de los volúmenes autorizados por empresa; evolución de los precios de mercado y condiciones de suministro e informe sobre el cumplimiento de la Resolución N° 1.679 de fecha 23 de diciembre de 2004 de la SECRETARIA DE ENERGIA, dependiente del MINISTERIO DE PLANIFICACION FEDERAL, INVERSION PUBLICA Y SERVICIOS.

En los aspectos no reglados por el presente régimen, serán de aplicación supletoria y complementaria, las disposiciones de la Ley N° 26.022.

ARTICULO 34.- Sustitúyese el régimen de compensaciones por la adquisición de gasoil a precio diferencial, derivado del Decreto Nº 652 de fecha 19 de abril de 2002 y sus modificatorios por un régimen de asignación directa de fondos a las empresas que prestan el servicio público de transporte, regular, masivo y con tarifa regulada. El PODER EJECUTIVO NACIONAL dictará la reglamentación necesaria para la instrumentación de lo aquí dispuesto.

CAPITULO V

DE LOS CUPOS FISCALES

ARTICULO 35.- Fíjase el cupo anual al que se refiere el artículo 3° de la Ley N° 22.317 y el artículo 7° de la Ley N° 25.872, en la suma de CINCUENTA Y CINCO MILLONES DE PESOS ($ 55.000.000), de acuerdo con el siguiente detalle:

a) DIECIOCHO MILLONES DE PESOS ($ 18.000.000) para el INSTITUTO NACIONAL DE EDUCACION TECNICA.

b) QUINCE MILLONES DE PESOS ($ 15.000.000) para la SUBSECRETARIA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL.

c) SIETE MILLONES DE PESOS ($ 7.000.000) para la SUBSECRETARIA DE LA PEQUEÑA Y MEDIANA EMPRESA Y DESARROLLO REGIONAL (Inciso d) del art. 5° de Ley N° 25.872).

d) QUINCE MILLONES DE PESOS ($ 15.000.000) para el MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

ARTICULO 36.- Fíjase el cupo anual establecido en el artículo 9°, inciso b) de la Ley N° 23.877 en la suma de TREINTA Y CINCO MILLONES DE PESOS ($ 35.000.000) distribuidos de la siguiente forma:

1. La suma de VEINTICINCO MILLONES DE PESOS ($ 25.000.000) para la operatoria vigente, y

2. La suma de DIEZ MILLONES DE PESOS ($ 10.000.000) para financiar proyectos en el marco del Programa de Fomento a la Inversión de Capital de Riesgo en Empresas de las Areas de Ciencia, Tecnología e Innovación Productiva (Decreto N° 1.207 de fecha 12 de setiembre de 2006).

CAPITULO VI

DE LA CANCELACION DE DEUDAS DE ORIGEN PREVISIONAL

ARTICULO 37.- Establécese como límite máximo la suma de UN MIL CUARENTA MILLONES DE PESOS ($ 1.040.000.000) destinada al pago de deudas previsionales reconocidas en sede judicial y administrativa, por la parte que corresponda abonar en efectivo como consecuencia de retroactivos originados en ajustes practicados en las prestaciones del régimen previsional público a cargo de la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL. Se incluye en el presente la atención de la deuda consolidada de dicho Organismo, cuya cancelación se realiza en efectivo, conforme a la legislación vigente.

ARTICULO 38.- La cancelación de deudas previsionales consolidadas, de acuerdo con el marco legal vigente, así como el cumplimiento de sentencias judiciales que ordenen el pago de retroactivos y reajustes del régimen previsional público, por la parte que corresponda abonar mediante la colocación de instrumentos de deuda pública, será atendida con el monto correspondiente a la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL determinado en la planilla anexa al artículo 50 de la presente ley.

ARTICULO 39.- Dispónese el pago de los créditos derivados de sentencias judiciales por reajustes de haberes a los beneficiarios previsionales mayores de SETENTA (70) años al inicio del ejercicio respectivo, y a los beneficiarios de cualquier edad, que acrediten que ellos o algún miembro de su grupo familiar primario, padece una enfermedad grave cuyo desarrollo pueda frustrar los efectos de la cosa juzgada. En este caso, la percepción de lo adeudado se realizará en efectivo y en un solo pago.

ARTICULO 40.- La cancelación de deudas previsionales consolidadas, de acuerdo con la normativa vigente, en cumplimiento de sentencias judiciales que ordenen el pago de retroactivos y reajustes por la parte que corresponda abonar mediante la colocación de instrumentos de deuda pública a retirados y pensionados de las fuerzas armadas y fuerzas de seguridad incluido el SERVICIO PENITENCIARIO FEDERAL, será atendida con los montos correspondientes al INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, a la CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA, del SERVICIO PENITENCIARIO FEDERAL, de la GENDARMERIA NACIONAL y de la PREFECTURA NAVAL ARGENTINA determinados en la planilla anexa al artículo 50 de la presente ley.

ARTICULO 41.- Establécese como límite máximo la suma de CIENTO OCHENTA Y DOS MILLONES TRESCIENTOS SETENTA Y CUATRO MIL PESOS ($ 182.374.000) destinada al pago de sentencias judiciales por la parte que corresponda abonar en efectivo por todo concepto, como consecuencia de retroactivos originados en ajustes practicados en las prestaciones correspondientes a retirados y pensionados de las fuerzas armadas y fuerzas de seguridad, incluido el SERVICIO PENITENCIARIO FEDERAL, de acuerdo con el siguiente detalle:

- INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES:	$97.850.000
- CAJA DE RETIROS, JUBILACIONES Y PENSIONES DE LA POLICIA FEDERAL ARGENTINA:	$56.784.000
- SERVICIO PENITENCIARIO FEDERAL:	$16.489.000
- GENDARMERIA NACIONAL:	$ 7.251.000
- PREFECTURA NAVAL ARGENTINA:	$ 4.000.000

ARTICULO 42.- Los organismos a que se refieren los artículos 40 y 41 de la presente ley deberán observar para la cancelación de las deudas el orden de prelación estricto que a continuación se detalla:

a) Sentencias notificadas en períodos fiscales anteriores y aún pendientes de pago.

b) Sentencias notificadas en el año 2008.

En el primer caso se dará prioridad a los beneficiarios de mayor edad. Agotadas las sentencias notificadas en períodos anteriores al año 2008 se aplicará el orden de prelación dispuesto en el inciso b), respetando estrictamente el orden cronológico de notificación de las sentencias definitivas.

CAPITULO VII

DE LAS JUBILACIONES Y PENSIONES

ARTICULO 43.- Encomiéndase al PODER EJECUTIVO NACIONAL, a la finalización del plazo para la opción jubilatoria y en virtud de los cambios producidos por la aplicación de la Ley Nº 26.222, a elevar un Proyecto de Ley referido a la movilidad de las prestaciones previsionales.

ARTICULO 44.- Establécese, a partir de la fecha de vigencia de la presente ley, que la participación del INSTITUTO DE AYUDA FINANCIERA PARA PAGO DE RETIROS Y PENSIONES MILITARES, referida en los artículos 18 y 19 de la Ley Nº 22.919, no podrá ser inferior al CUARENTA Y TRES POR CIENTO (43 %) del costo de los haberes remunerativos de retiro, indemnizatorios y de pensión de los beneficiarios.

ARTICULO 45.- Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones otorgadas en virtud de la Ley Nº 13.337 que hubieran caducado o caduquen durante el presente ejercicio.

Prorróganse por DIEZ (10) años a partir de sus respectivos vencimientos las pensiones graciables que fueran otorgadas por el artículo 44 de la Ley Nº 24.764.

Las pensiones graciables prorrogadas por la presente ley, las que se otorgaren y las que hubieran sido prorrogadas por las Leyes Nos. 23.990, 24.061, 24.191, 24.307, 24.447,

24.624, 24.764, 24.938, 25.064, 25.237, 25.401, 25.500, 25.565, 25.725, 25.827, 25.967, 26.078 y 26.198 deberán cumplir con las condiciones indicadas a continuación:

a) No ser el beneficiario titular de un bien inmueble cuya valuación fiscal fuere equivalente o superior a SESENTA MIL PESOS ($ 60.000).

b) No tener vínculo hasta el cuarto grado de consanguinidad o segundo de afinidad con el legislador otorgante.

c) No podrán superar en forma individual o acumulativa la suma equivalente a UNA (1) jubilación mínima del Sistema Integrado de Jubilaciones y Pensiones y serán compatibles con cualquier otro ingreso siempre que, la suma total de estos últimos, no supere DOS (2) jubilaciones mínimas del referido Sistema.

En los supuestos en que los beneficiarios sean menores de edad, con excepción de quienes tengan capacidades diferentes, las incompatibilidades serán evaluadas en relación a sus padres.

Las pensiones graciables que hayan sido dadas de baja por cualquiera de las causales de incompatibilidad serán rehabilitadas una vez cesados los motivos que hubieran dado lugar a su extinción siempre que las citadas incompatibilidades dejaren de existir dentro del plazo establecido en la Ley que las otorgó.

ARTICULO 46.- Asígnase durante el presente ejercicio la suma de SETECIENTOS QUINCE MILLONES SETENTA Y NUEVE MIL PESOS ($715.079.000) de la contribución destinada al FONDO NACIONAL DE EMPLEO (FNE) para la atención de programas de empleo del MINISTERIO DE TRABAJO, EMPLEO Y SEGURIDAD SOCIAL.

ARTICULO 47.- Derógase el artículo 49 de la Ley N° 26.198 incorporado por el artículo 105 de la misma a la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO. Incorpóranse como activos del Fondo de Garantía de Sustentabilidad del Régimen Previsional Público de Reparto (FGS), creado por el Decreto N° 897 del 12 de julio de 2007, los activos financieros que integraban el Fondo de Garantía de la Movilidad del Régimen Previsional Público del SISTEMA INTEGRADO DE JUBILACIONES Y PENSIONES, oportunamente creado por el artículo 49 de la Ley Nº 26.198.

CAPITULO VIII

DE LAS OPERACIONES DE CREDITO PUBLICO

ARTICULO 48.- Autorízase, de conformidad con lo dispuesto por el artículo 60 de la Ley Nº 24.156, a los entes que se mencionan en la planilla anexa al presente artículo a realizar operaciones de crédito público por los montos, especificaciones y destino del financiamiento indicados en la referida planilla.

Los importes indicados en la misma corresponden a valores efectivos de colocación. El uso de esta autorización deberá ser informado de manera fehaciente y detallada, dentro del plazo de TREINTA (30) días de efectivizada la operación de crédito, a ambas Cámaras del HONORABLE CONGRESO DE LA NACION.

El Organo Responsable de la Coordinación de los Sistemas de Administración Financiera realizará las operaciones de crédito público correspondientes a la Administración Central.

El MINISTERIO DE ECONOMIA Y PRODUCCION podrá efectuar modificaciones a las características detalladas en la mencionada planilla a los efectos de adecuarlas a las posibilidades de obtención de financiamiento, lo que deberá informarse de la misma forma y modo establecidos en el segundo párrafo.

ARTICULO 49.- Fíjanse en la suma de SIETE MIL MILLONES DE PESOS ($ 7.000.000.000) y en la suma de SETECIENTOS MILLONES DE PESOS ($ 700.000.000) los montos máximos de autorización a la TESORERIA GENERAL DE LA NACION y a la ADMINISTRACION NACIONAL DE LA SEGURIDAD SOCIAL, respectivamente, para hacer uso transitoriamente del crédito a corto plazo a que se refieren los artículos 82 y 83 de la Ley Nº 24.156.

ARTICULO 50.- Fíjase en TRES MIL OCHOCIENTOS MILLONES DE PESOS ($3.800.000.000) el importe máximo de colocación de Bonos de Consolidación y de Bonos de Consolidación de Deudas Previsionales, en todas sus series vigentes, para el pago de las obligaciones contempladas en el artículo 2º, inciso f) de la Ley Nº 25.152, las alcanzadas por el Decreto Nº 1.318 de fecha 6 de noviembre de 1998 y las referidas en el artículo 100 de la Ley Nº 11.672 – COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005), por los importes que en cada caso se indican en la planilla anexa al presente artículo. Los importes indicados en la misma corresponden a valores efectivos de colocación.

Dentro de cada uno de los conceptos definidos en la citada planilla, las colocaciones serán efectuadas en el estricto orden cronológico de ingreso a la OFICINA NACIONAL DE CREDITO PUBLICO de la SUBSECRETARIA DE FINANCIAMIENTO dependiente de la SECRETARIA DE FINANZAS del MINISTERIO DE ECONOMIA Y PRODUCCION, de los requerimientos de pago que cumplan con los requisitos establecidos en la reglamentación hasta agotar el importe máximo de colocación fijado por el presente artículo.

Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION a realizar modificaciones dentro del monto total fijado en este artículo.

ARTICULO 51.- Dentro del monto autorizado para la Jurisdicción 90 – Servicio de la Deuda Pública se incluye la suma de VEINTE MILLONES DE PESOS ($ 20.000.000) destinada a la atención de las deudas referidas en los incisos b) y c) del artículo 7º de la Ley N° 23.982.

ARTICULO 52.- Mantiénese el diferimiento de los pagos de los servicios de la deuda pública del GOBIERNO NACIONAL dispuesto en el Artículo 56 de la Ley Nº 26.198, hasta la finalización del proceso de reestructuración de la totalidad de la deuda pública contraída originalmente con anterioridad al 31 de diciembre de 2001, o en virtud de normas dictadas antes de esa fecha.

ARTICULO 53.- Exceptúanse del diferimiento de pagos establecido en el artículo precedente, a las siguientes obligaciones:

a) Las Letras del Tesoro (LETES) emitidas en virtud de lo dispuesto por los Decretos N° 1.572 del 1 de diciembre de 2001 y N° 1.582 del 5 de diciembre de 2001 y normas complementarias:

   I. Que estén en poder de personas físicas de SETENTA Y CINCO (75) años o más de edad, y cuyas tenencias se encuentren acreditadas en la CAJA DE VALORES S.A. al 31 de diciembre de 2001 y que se mantengan sin variación, o por la parte que cumpla con esta condición.

   II. Que estuviesen en poder de personas que atraviesen situaciones en las que estuvieran en riesgo la vida, o aquellas en las que exista un severo compromiso de su salud por el riesgo de incapacidad que presuma la patología y la imposibilidad de postergación del tratamiento por un lapso mayor a DOS (2) años las que serán consideradas individualmente, en el marco del Decreto N° 1.310 del 29 de septiembre de 2004 y cuyas tenencias se encuentren acreditadas en CAJA DE VALORES S.A. a la fecha de publicación en el Boletín Oficial de la Resolución N° 73 del 25 de abril de 2002 del ex MINISTERIO DE ECONOMIA.

ARTICULO 54.- La suspensión dispuesta en el artículo 1° del Decreto Nº 493 del 20 de abril de 2004 se extenderá hasta que el PODER EJECUTIVO NACIONAL normalice en los términos del artículo 55 de la presente ley los certificados emitidos en el marco de los Decretos mencionados en el artículo 1° del Decreto antes citado. A tal fin, facúltase al PODER EJECUTIVO NACIONAL al dictado de las normas correspondientes.

ARTICULO 55.- Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION, a proseguir con la normalización de los servicios de la deuda pública referida en el artículo 52 de la presente ley, en los términos del Artículo 65 de la Ley Nº 24.156, y con los límites impuestos por la Ley Nº 26.017, quedando facultado el PODER EJECUTIVO NACIONAL para realizar todos aquellos actos necesarios para la conclusión del citado proceso, a fin de adecuar los servicios de la misma a las posibilidades de pago del ESTADO NACIONAL en el mediano y largo plazo.

El MINISTERIO DE ECONOMIA Y PRODUCCION informará semestralmente al HONORABLE CONGRESO DE LA NACION, el avance de las tratativas y los acuerdos a los que se arribe durante el proceso de negociación.

Los servicios de la deuda pública del GOBIERNO NACIONAL, correspondientes a los títulos públicos comprendidos en el régimen de la Ley Nº 26.017, están incluidos en el diferimiento indicado en el artículo 52 de la presente ley.

Los pronunciamientos judiciales firmes, emitidos contra las disposiciones de la Ley Nº 25.561, el Decreto Nº 471 del 8 de Marzo de 2002, y sus normas complementarias, recaídos sobre dichos títulos, se encuentran alcanzados por lo dispuesto en el párrafo anterior.

ARTICULO 56.- Autorízase al PODER EJECUTIVO NACIONAL, a través del MINISTERIO DE ECONOMIA Y PRODUCCION, a negociar la reestructuración de las deudas con acreedores oficiales del exterior que las Provincias le encomienden. En tales casos el ESTADO NACIONAL podrá convertirse en el deudor o garante frente a los citados acreedores en la medida en que la Jurisdicción Provincial asuma con el ESTADO NACIONAL la deuda resultante en idénticas condiciones a las que este pacte con los acreedores externos.

A los efectos de la cancelación de las obligaciones asumidas, las Jurisdicciones Provinciales deberán afianzar dicho compromiso con los recursos tributarios coparticipables, mediante un mecanismo de repago que en ningún caso podrá ser modificado por el PODER EJECUTIVO NACIONAL o las Jurisdicciones Provinciales participantes.

Asimismo el ESTADO NACIONAL podrá coordinar las acciones tendientes a la reestructuración de la deuda externa de las Jurisdicciones Provinciales no comprendida en los párrafos precedentes, a solicitud de las mismas.

ARTICULO 57.- Incorpórase como último párrafo del artículo 51 de la Ley Nº 25.967 incorporado a la Ley Nº 11.672 – COMPLEMENTARIA PERMANENTE DE PRESUPUESTO, sustituído por el artículo 61 de la Ley Nº 26.198, el siguiente:

"La prórroga dispuesta en el artículo 46 de la Ley Nº 25.565 y los artículos 38 y 58 de la Ley Nº 25.725, resulta aplicable exclusivamente a las obligaciones vencidas o de causa o título posterior al 31 de diciembre de 1999, y anterior al 1º de enero de 2002 o al 1º de septiembre de 2002, según lo que en cada caso corresponda. Hasta el 31 de diciembre de 1999, las obligaciones a que se refiere el artículo 13 de la Ley Nº 25.344, continuarán rigiéndose por las leyes y normas reglamentarias correspondientes. En todos los casos, los intereses a liquidarse judicialmente se calcularán únicamente hasta la fecha de corte, establecida en el 1º de abril de 1991 para las obligaciones comprendidas en la Ley Nº 23.982, en el 1º de enero de 2000, para las obligaciones comprendidas en la Ley Nº 25.344, y en el 1º de enero de 2002 o el 1º de septiembre de 2002, para las obligaciones comprendidas en la prórroga dispuesta por la Ley Nº 25.565 y la Ley Nº 25.725".

ARTICULO 58.- Sustituyese el Artículo 65 de la Ley Nº 24.156, el que quedará redactado de la siguiente manera:

"ARTICULO 65.- El PODER EJECUTIVO NACIONAL podrá realizar operaciones de crédito público para reestructurar la deuda pública y los avales otorgados en los términos de los Artículos 62 y 64 mediante su consolidación, conversión o renegociación, en la medida que ello implique un mejoramiento de los montos, plazos y/o intereses de las operaciones originales.

Para el caso de deuda pública y los avales otorgados en los términos de los Artículos 62 y 64, a los que resulte de aplicación el COEFICIENTE DE ESTABILIZACION DE REFERENCIA (CER), el PODER EJECUTIVO NACIONAL podrá realizar las operaciones mencionadas en el párrafo anterior, siempre que la nueva deuda no ajuste por el mencionado coeficiente y que resulte una mejora que se refiera indistintamente al monto o al plazo de la operación."

ARTICULO 59.- Facúltase al Organo Responsable de la Coordinación de los Sistemas de Administración Financiera a extender el plazo del Aval SH Nº 1/2003 otorgado a favor de la Empresa INVESTIGACIONES APLICADAS SOCIEDAD DEL ESTADO (INVAP S.E.) de acuerdo con lo dispuesto en el artículo 9º de la Ley Nº 25.725, hasta el 31 de diciembre de 2009.

ARTICULO 60.- Sustitúyese el artículo 41 de la Ley N° 11.672 - COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) por el siguiente texto:

"Las Empresas y Sociedades del Estado, las Empresas privadas o mixtas, los organismos del Estado de cualquier naturaleza y los organismos paraestatales, de jurisdicción nacional, provincial o municipal, para los que se autoricen operaciones financieras avaladas por el TESORO NACIONAL atenderán el pago de los servicios respectivos con sus propios fondos y sólo subsidiariamente, en caso de insuficiencias transitorias podrán afectarse cuentas de la TESORERIA GENERAL DE LA NACION del MINISTERIO DE ECONOMIA Y PRODUCCION.

La SECRETARIA DE FINANZAS del MINISTERIO DE ECONOMIA Y PRODUCCION informará a la SECRETARIA DE HACIENDA del citado Ministerio el estado de ejecución de los avales, quedando ésta última autorizada a llevar a cabo las acciones que se describen a continuación tendientes a recuperar el monto equivalente al servicio pagado con más los intereses y accesorios que correspondan:

1) Afectar órdenes de pago existentes en la TESORERIA GENERAL DE LA NACION a favor de los entes públicos y privados citados precedentemente. A tal efecto se considerarán unificadas las jurisdicciones del ESTADO NACIONAL.
2) Afectar recursos de Coparticipación Federal de Impuestos, previa autorización provincial.
3) Afectar las cuentas bancarias de cualquier naturaleza de las que sean titulares aquellos entes públicos obligados, a cuyos efectos los bancos oficiales, privados o mixtos dispondrán la transferencia a favor de la TESORERIA GENERAL DE LA NACION de los importes respectivos al solo requerimiento de la SECRETARIA DE HACIENDA.

La autoridad jurisdiccional de la cual depende el organismo obligado podrá sancionar a los responsables del incumplimiento de estas obligaciones, quedando facultada para que, de reiterarse la situación, los exonere de sus cargos.

Los créditos a favor del TESORO NACIONAL a que se refiere el presente articulo, serán pasibles de una tasa de cargo, con más intereses que se devengarán desde el lapso transcurrido entre la fecha del débito producido en la TESORERIA GENERAL DE LA NACION y la de reintegro por parte de los obligados. Facúltase al MINISTERIO DE ECONOMIA Y PRODUCCION para su determinación, teniendo en cuenta la evolución de las tasas de mercado.

Deróguese el Decreto N° 522 del 15 de marzo de 1982 y las Resoluciones de la Secretaria de Hacienda N° 127 del 13 de mayo de 1982 y N° 46 del 18 de julio de 1990.

Facúltase al Organo Responsable de la Coordinación de los Sistemas de Administración Financiera del Sector Público Nacional a dictar las normas aclaratorias, complementarias e interpretativas que dieran lugar lo dispuesto en el presente artículo."

ARTICULO 61.- Facúltase a la SECRETARIA DE HACIENDA a otorgar avales a la vista del TESORO NACIONAL a favor del BANCO DE LA NACION ARGENTINA, a efectos de garantizar las obligaciones asumidas por los Fideicomisos estructurados a tales fines, procurando la concreción del financiamiento provisto por el Banco Nacional de Desarrollo de Brasil a sus exportadores, cursado a través del Convenio de Pagos y Créditos Recíprocos de ALADI por un monto de hasta QUINIENTOS DIEZ MILLONES QUINIENTOS OCHENTA Y OCHO MIL DOLARES (U$S 510.588.000), necesarios para llevar adelante las expansiones del sistema de transporte de gas natural.

Considéranse comprendidos dentro de los conceptos del inciso f) del artículo 2° de la Ley N° 25.152 a los avales que se otorguen en los términos del presente artículo.

CAPITULO IX

OTRAS DISPOSICIONES

ARTICULO 62.- Dése por prorrogado todo plazo establecido para la liquidación o disolución definitiva de todo Ente, Organismo, Instituto, Sociedad o Empresa del Estado que se encuentre en proceso de liquidación de acuerdo con los Decretos N° 2.148 de fecha 19 de octubre de 1993 y N° 1.836 del 14 de octubre de 1994.

Establécese como fecha límite para la liquidación definitiva de los entes en proceso de liquidación mencionados en el párrafo anterior el 31 de diciembre de 2008 o hasta que se produzca la liquidación definitiva de los procesos liquidatorios de los entes alcanzados en la presente prórroga, por medio de la Resolución del MINISTERIO DE ECONOMIA Y PRODUCCION que así lo disponga, lo que ocurra primero.

ARTICULO 63.- El JEFE DE GABINETE DE MINISTROS podrá disponer las reestructuraciones presupuestarias necesarias a efectos de incrementar los créditos asignados a la Jurisdicción 45–Ministerio de Defensa en un monto de SETECIENTOS DIECINUEVE MILLONES

CUATROCIENTOS MIL PESOS ($ 719.400.000) para atender los siguientes conceptos de gastos destinados a las Fuerzas Armadas:

a)	Adiestramiento	$ 185.000.000
b)	Recuperación de equipamiento (aeronaves, buques y vehículos)	$ 397.600.000
c)	Recuperación del Rompehielos Almirante Irizar (Primer Año)	$ 136.800.000

ARTICULO 64.- Fíjanse los importes a remitir en forma mensual y consecutiva, durante el presente ejercicio, en concepto de pago de las obligaciones generadas por el artículo 11 del Acuerdo Nación – Provincias, sobre Relaciones Financieras y Bases para un nuevo Régimen de Coparticipación Federal de Impuestos de fecha 27 de febrero de 2002 ratificado por Ley Nº 25.570, destinados a las Provincias que no participan de la reprogramación de la deuda prevista en el artículo 8° del citado Acuerdo, las que se determinan seguidamente: PROVINCIA DE LA PAMPA, TRES MILLONES TRESCIENTOS SESENTA Y NUEVE MIL CIEN PESOS ($ 3.369.100); PROVINCIA DE SANTA CRUZ, TRES MILLONES TRESCIENTOS OCHENTA MIL PESOS ($ 3.380.000); PROVINCIA DE SANTIAGO DEL ESTERO, SEIS MILLONES SETECIENTOS NOVENTA Y CINCO MIL PESOS ($ 6.795.000); PROVINCIA DE SANTA FE, CATORCE MILLONES NOVECIENTOS SETENTA MIL CIEN PESOS ($ 14.970.100) y PROVINCIA DE SAN LUIS, CUATRO MILLONES TREINTA Y UN MIL TRESCIENTOS PESOS ($ 4.031.300).

ARTICULO 65.- Establécese que hasta tanto el ESTADO NACIONAL acuerde con la PROVINCIA DE SANTA CRUZ lo establecido por el artículo 6º del Decreto Nº 1.034 de fecha 14 de junio de 2002, el YACIMIENTO CARBONIFERO DE RIO TURBIO y los servicios Ferroportuarios con terminales en PUNTA LOYOLA y RIO GALLEGOS, en su carácter de haciendas productivas, se regirán en materia presupuestaria por el régimen establecido para las entidades integrantes del Sector Público Nacional definido en los términos del inciso b) del artículo 8º de la Ley Nº 24.156.

ARTICULO 66.- Convalídase la registración extrapresupuestaria incluida en la Cuenta de Inversión correspondientes al Ejercicio 2006, con respecto a las transferencias automáticas efectuadas por el BANCO DE LA NACION ARGENTINA a favor de las Jurisdicciones que integran la Ley Nº 23.906, artículos 3º y 4º de distribución del Impuesto a los Activos con destino al Fondo Educativo, por faltante de crédito, por la suma de OCHOCIENTOS SETENTA Y SEIS MIL TRESCIENTOS NOVENTA Y UN PESOS CON DOS CENTAVOS ($ 876.391,02).

ARTICULO 67.- Autorízase al PODER EJECUTIVO NACIONAL a otorgar un préstamo preferencial a la REPUBLICA DE BOLIVIA, destinado a financiar el Proyecto "Construcción de Planta de Extracción y Fraccionamiento de Licuables y su sistema de evacuación y comercialización en la localidad de YACUIBA", provincia de GRAN CHACO, del Departamento de TARIJA, por la suma de CUATROCIENTOS CINCUENTA MILLONES DE DOLARES (U$S 450.000.000), facultando al JEFE DE GABINETE DE MINISTROS a llevar a cabo todas las acciones y previsiones que resulten necesarias para la concreción del mismo. El PODER EJECUTIVO NACIONAL fijará el plazo y condiciones de devolución del presente préstamo.

CAPITULO X

DE LA LEY COMPLEMENTARIA PERMANENTE

ARTICULO 68.- Incorpóranse a la Ley Nº 11.672 – COMPLEMENTARIA PERMANENTE DE PRESUPUESTO (t.o. 2005) los artículos 16 y 102 de la Ley Nº 26.198 y los artículos 19, 28, 29, 33, último párrafo del artículo 47 y 64 de la presente ley.

TITULO II

PRESUPUESTO DE GASTOS Y RECURSOS DE

LA ADMINISTRACION CENTRAL

ARTICULO 69.- Detállanse en las planillas resumen N° 1, 2, 3, 4, 5, 6, 7, 8 y 9 anexas al presente Título, los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley.

TITULO III

PRESUPUESTO DE GASTOS Y RECUSOS DE ORGANISMOS DESCENTRALIZADOS E

INSTITUCIONES DE LA SEGURIDAD SOCIAL

ARTICULO 70.- Detállanse en las planillas resumen N°. 1A, 2A, 3A, 4A, 5A, 6A, 7A, 8A y 9A anexas al presente Título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley.

ARTICULO 71.- Detállanse en las planillas resumen N° 1B, 2B, 3B, 4B, 5B, 6B, 7B, 8B y 9B anexas al presente Título los importes determinados en los artículos 1°, 2°, 3° y 4° de la presente ley.

ARTICULO 72.- Comuníquese al PODER EJECUTIVO NACIONAL.


END